601 Lexington Avenue
New York, New York 10022
Joshua Korff, P.C.
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

May 15, 2017

VIA COURIER AND EDGAR

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             WideOpenWest, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 8, 2017
File No. 333-216894

Dear Mr. Spirgel:

On behalf of our client WideOpenWest, Inc., a Delaware corporation (the “Company” or “WOW”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company, originally filed on March 23, 2017, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on April 25, 2017 and Amendment No. 2. to the Registration Statement on Form S-1 of the Company, filed on May 8, 2017 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter, dated May 12, 2017, from the staff of the Commission (the “Staff”). In addition, Amendment No. 3 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Asset Impairments, page 56

1.                                      Staff’s comment: We note your response to comment two. It is not clear to us what diagnostics you performed to ensure that elements of goodwill had not been captured in the value of your franchise rights resulting from the application of the Multi-Period Excess Earnings Method (“MPEEM”). In this regard, we refer to the three bullet points you provided at the end of your response to substantiate that the going concern adjustment was appropriately captured in the risk adjusted discount rate. Please tell us with specificity:

•                  how you determined that a reasonable amount of residual going-concern/goodwill was generated;

•                  how you considered the weighted average return on assets (“WARA”) analysis and determined that the discount rate, the implied value and return on going-concern/goodwill were reasonable; and

•                  how you determined the appropriate adjustments made to recalibrate your significant assumptions at each future measurement date, how you determined that they were reasonable and elaborate on the market conditions that you consider.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. The Company recognizes that a complexity involved in utilizing the MPEEM to value cable franchise rights is to appropriately adjust for going-concern within the valuation.  As discussed in the Company’s prior response #2, given the complexities associated with valuing going concern directly, the MPEEM model developed to value the Company’s franchise operating rights adjusts for going concern by applying a risk adjusted discount rate that includes a premium for going concern, which is an acceptable methodology in accordance with the guidance in The Appraisal Foundation, Best Practices for Valuations in Financial Reporting; Intangible Asset Working Group — Contributory Assets (the “Appraisal Foundation Report”).

When this method is applied, assessing the reasonableness of the amount of residual goodwill generated (which in the cable industry is largely going concern) is inherently a qualitative exercise.  The Company assessed reasonableness by observing the amount of residual going concern/goodwill relative to the values of the other assets and the business enterprise value overall.  In making this assessment, the amount of residual goodwill was sufficient to capture going concern in the Company’s judgment.

The WARA prepared in connection with the valuation of the franchise rights at acquisition assigned required rates of return to the various assets acquired based on their risk profile, with the required rate of return assigned to franchise rights incorporating a premium for going concern.  Based on the fair values of the assets and the assigned required rates of return, the overall WARA was reconciled to the transaction internal rate of return (“IRR”) and weighted average cost of capital (“WACC”).  This reconciliation supports the reasonableness of the fair values and required rates of return assigned to the various assets including the residual goodwill/going concern.  As noted above, assessing the reasonableness of the amount of residual going-concern/goodwill implied by this analysis is inherently a qualitative exercise.  In the Company’s judgment, the amount of goodwill relative to the values of the other assets and the business enterprise overall was sufficient to capture going concern.

Changes in market conditions are captured through consideration of (1) actual financial results for the business during the period from acquisition to the impairment testing date, (2) updated financial forecasts that reflect changes in economic and industry conditions, and the outlook for the business as of the impairment testing date, and (3) changes in the market based inputs to the valuation.  The changes in market based inputs are captured by updating the inputs to the WACC including the risk free rate, industry beta, industry capital structure, and cost of debt (all observable market inputs) and by considering changes in the market valuations (primarily EBITDA multiples) of comparable companies.

While the Company recognizes that the MPEEM and Greenfield methods are both generally considered acceptable methods to value franchise rights, there is no authoritative guidance on which is the more appropriate method to use.  It is the position of the Cable Industry, as detailed in the Valuation of Cable Franchise Rights White Paper,(1) that the specific attributes of most cable operators in the industry make the MPEEM the more appropriate primary method to value cable franchise rights.  Accordingly, the Company has utilized the MPEEM to value the Company’s franchise rights, consistent with this industry position.

The perceived benefit of the Greenfield method is that, by its design, the value of the cable franchise right is automatically reduced by the value of going concern (i.e., there is no going concern value on day one).  However, applying the Greenfield method comes with its own set of complexities, most notably:

(i)                                     There is a lack of available start-up data in the cable industry as compared to other industries; as such, there is little basis to evaluate the reasonableness of the build-out/ramp-up period, start-up costs (primarily operating expenses as the value of the fixed assets can be determined), and optimal network configuration, among others. The Greenfield method is very sensitive to these assumptions and, because of the lack of start-up data, the inputs and assumptions required to develop a Greenfield model are inherently subjective and impossible to substantiate with market data.

(ii)                                  As noted in the White Paper, the theoretical underpinning of incremental or excess cash flow methods is that the net present value of contributory assets is zero (i.e., the present value of cash inflows from contributory assets is perfectly

(1)    https://www.sec.gov/Archives/edgar/data/1377013/000095012310094173/filename1.htm offset by the present value of cash outflows incurred to use the contributory assets — “NPV=0”).  NPV=0 is difficult to assess in the Greenfield because cash inflows from contributory assets are not matched to cash outflows incurred to use the assets.  Furthermore, NPV=0 is difficult to accomplish in the Greenfield because the NPV of contributory assets that generate excess returns needs to be specifically identified and the model needs to be adjusted to eliminate such excess returns.  Conversely, adherence to NPV=0 in the MPEEM is relatively straight forward because the MPEEM captures the fair value of contributory assets.

While again recognizing the complexity of adjusting the MPEEM for going concern, the MPEEM overall has fewer complexities and considerable advantages over the Greenfield method for valuing cable franchise rights.  Most notably:

(i)                                     The MPEEM is the method long-advocated by the Cable Industry, and has been widely accepted and utilized for many years by the Cable Industry to value franchise rights.  Considering the industry position and that the MPEEM has been used by the Company historically to value its franchise rights, continued utilization of the MPEEM maintains consistency in approach with the industry and the Company’s historical policy.

(ii)                                  The cash flows which underlie the MPEEM are based upon management’s forecast for the overall business. These forecasts are also the basis for management’s decision making (i.e., directing investments), as well as the beginning point in determining a purchase price in a transaction scenario; as such, there is direct linkage between market participant inputs and the use of management’s forecasted cash flows

(iii)                               In the MPEEM, there are a number of inputs which can be corroborated/observed, by both historical performance of the market as well as published data for the cable industry (i.e., market growth rates, customer churn rates, profit margins, and a market participant cost of capital)

Considering the merits and limitations of both methods, the Company has adopted the Cable Industry position that the MPEEM is the more appropriate method for valuing cable franchise rights.  Moreover, it is the Company’s position that the application of the MPEEM method to value the franchise rights has adequately adjusted for going-concern.

2.                                      Staff’s comment: Tell us if you have updated your WARA calculation and if so, how it was considered in your assessment of reasonability.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the discount rate used in the MPEEM model for impairment testing purposes is calibrated as of the measurement date using the updated WACC (discussed above) and holding the going concern risk premium constant.  The Company believes this methodology is sufficient to capture changes in the market based required return for the franchise rights such that a full update of the WARA is unnecessary and thus not prepared.

3.                                      Staff’s comment: Tell us how you ensured that the prospective financial information estimates used in the application of the MPEEM are representative of the views of market participants.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the prospective financial information which was utilized in the application of the MPEEM is derived from the Company’s long range plan.  The basis for the long range plan is historical operating results, which are adjusted to reflect expected changes in key operating metrics such as customer churn, changes in ARPU, and increases in programming and retransmission costs.  In addition, the Company analyzes current and anticipated industry trends within each of its markets, as well as the market position of each relative to competitors or similarly traded public companies.  The Company believes this process, and the data considered, for developing prospective financial information is consistent with the process and data other market participants would use and accordingly, the prospective financial information is representative of the views of other market participants.

4.                                      Staff’s comment: Tell us what steps you took to ensure that acquirer-specific synergies were not captured in the value of your cable franchise rights.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the valuation of our cable franchise rights does not include any acquirer-specific synergies.  The synergies the Company has realized from its acquisition strategy consist of cost synergies including corporate overhead, systems costs (such as billing, accounting and financial, human resources, etc.), call center costs, programming costs, and leased network costs.  These types of synergies could also be realized by other market participants and therefore are appropriately classified as market participant synergies.  These synergies are realized through the Company’s integration plans for each of its acquired assets, and are incorporated into its ongoing evaluation of operating and financial results of its markets.

5.                                      Staff’s comment: Tell us how you considered the guidance in ASC 820-10-35-24(B) and the notion that multiple valuation techniques could be appropriate in certain situations.

Response: The Company acknowledges the Staff’s comment and respectfully advises that ASC 820-10-35-24(B) states that in some cases, a single valuation technique will be appropriate while in other cases, multiple valuation techniques will be appropriate.  As noted above, the MPEEM and Greenfield methods are two valuation methods that can be appropriate for valuing franchise rights.  When preparing the valuation of an intangible asset, valuation professionals will typically evaluate the various valuation methods available and select the method that is most appropriate considering the characteristics of the intangible asset and the quantity and quality of the data available to substantiate the inputs and assumptions used in the valuation method.  There is no requirement to utilize multiple approaches and valuation professionals generally rely on the single most appropriate and reliable method to value the intangible.  Accordingly, the Company considered the merits and limitations of both the MPEEM and Greenfield methods and concluded that the MPEEM was the more reliable method for valuing the Company’s franchise rights for the reasons noted above.  In addition to concluding the MPEEM is the single most reliable method, the Company also considered the purpose of the valuation (ASC 350 impairment testing), consistency in approach (the franchise rights were valued historically by the Company using the MPEEM) and that using a consistent method (the MPEEM) yielded fair values in excess of carrying values.  Accordingly, no incremental benefit would be provided by also utilizing the Greenfield method, a less reliable approach, in conjunction with the MPEEM.

Operating Expenses (Excluding Depreciation and Amortization), page 64

6.                                      Staff’s comment: We note your response to comment three. Please balance your presentation by showing a GAAP gross profit percentage with equal or greater prominence to the incremental contribution margin percentage. In addition, please revise your reconciliation of the non-GAAP measure, incremental contribution, to begin with consolidated gross profit, the most directly comparable GAAP financial measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Furthermore, expand your disclosure on page 65 to disclose why the presentation of this non GAAP measure is useful to investors.

In addition, we note that you replaced the references to gross profit with the description “incremental contribution.” However, it is unclear to us how the description “incremental contribution” by type of services appropriately conveys to investors what these measures represent. We note that these measures exclude a significant amount of unallocated networks costs. In this regard, please specifically tell us why you believe that describing these measures by type of services as incremental contribution is appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises that since a gross profit measure is not one of the required line items specified by Regulation S-X 5.03 which must appear on the face of the income statement, and that a presentation of such a measure is not an industry standard, the Company has never presented such a measure on the face of our income statement.  Accordingly, the Company is unable to present a gross profit percentage.

The Company defines incremental contribution as each of the respective components of Subscription Revenue (i.e. HSD subscription revenue, Video subscription revenue and Telephony subscription revenue) less those costs the Company incurs directly from third parties in connection with the provision of such services to our customers.  The Company includes incremental contribution, and the resulting incremental contribution margin, in its filings because such are key metrics used by the Company’s management to assess how the relative relationship of the various components of subscription services revenues contributes to the Company’s overall financial performance.  The Company has included in Amendment No. 3 a discussion of why the presentation of this non-GAAP measure is useful to investors.

Since incremental contribution margin is a measurement that nets the GAAP measurements Total Revenues and Operating Expenses (excluding depreciation and amortization) that the Company incurs directly from third parties in connection with the provision of services to our customers for HSD, Video and Telephony Subscription Revenue; the Company has revised the Registration Statement to give greater prominence to the GAAP measures of Total Revenue and Operating Expenses (excluding depreciation and amortization), in accordance with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance issued on May 26, 2016. The revisions to the Registration Statement place the discussion of Total Revenue and Operating Expenses (excluding depreciation and amortization) in Management Discussion & Analysis first, and the discussion of in incremental contribution and incremental contribution margin follows.

The Company has revised the Registration Statement to present a reconciliation of the separate elements comprising incremental contribution to each of their respective most comparable GAAP measurements (i.e. Total Revenue and Operating Expenses ((excluding depreciation and amortization) and present such metrics with prominence.

Income Tax Benefit, page 67

7.                                      Staff’s comment: We note that, “a deferred income tax benefit of $37.8 million was recognized as a result in the change of valuation allowance.” Please disclose the underlying reason for the change in the valuation allowance.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 67 of Amendment No. 3.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or Brian Hecht at (212) 446-4807.

Sincerely,

/s/ Joshua N. Korff, P.C.

Joshua N. Korff, P.C.

cc:                                Craig Martin
WideOpenWest, Inc.

Brian Hecht
Kirkland & Ellis LLP

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP